UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Starz Acquisition LLC

(Name of Issuer)

Series A Common Stock, par value $.01 per share

Series B Common Stock, par value $.01 per share

(Title of Class of Securities)

Series A Common Stock: 85571Q102

Series B Common Stock: 85571Q201

(CUSIP Number)

Wayne Levin

General Counsel and Chief Strategic Officer

Lions Gate Entertainment Corp.

2700 Colorado Avenue, Suite 200

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 8, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons Lions Gate Entertainment Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization British Columbia, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 0 Series B Common Stock: 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 0 Series B Common Stock: 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 0 Series B Common Stock: 0
14.	Type of reporting person (see instructions) CO

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard GP Canada Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 0 Series B Common Stock: 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 0 Series B Common Stock: 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 0 Series B Common Stock: 0

CUSIP No.	85571Q102 (STRZA)
85571Q201 (STRZB)

1.	Names of reporting persons LG Leopard Canada LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (2)
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power Series A Common Stock: 0 Series B Common Stock: 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power Series A Common Stock: 0 Series B Common Stock: 0

11.	Aggregate amount beneficially owned by each reporting person Series A Common Stock: 0 Series B Common Stock: 0
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) Series A Common Stock: 0 Series B Common Stock: 0
14.	Type of reporting person (see instructions) PN

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on March 30, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on February 4, 2016 (“Amendment No. 1”), by Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on July 1, 2016 (“Amendment No. 2”) and by Amendment No. 3 filed by the undersigned with the Securities and Exchange Commission on November 4, 2016 (“Amendment No. 3”). This Amendment No. 4 amends the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, as specifically set forth herein. The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4 is referred to as the “Schedule 13D.”

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

On December 7, 2016, Leopard dissolved and distributed all of its assets to its sole general partner, Leopard GP and its sole limited partner, Lions Gate.  The distributed assets consisted solely of 2,118,038 shares of the Issuer’s Series A Common Stock and 2,590,597 shares of the Issuer’s Series B Common Stock (collectively, the “Shares”). Immediately following the distribution, Leopard GP transferred its interest in such distributed assets to Lions Gate. As a result of these transactions, neither Leopard nor Leopard GP has any remaining interest in the Shares.

On December 8, 2016, Lions Gate and the Issuer announced they had completed the previously announced Merger of Merger Sub with and into the Issuer, whereby the Issuer became an indirect wholly-owned subsidiary of Lions Gate.

On December 8, 2016, at the Effective Time, all Shares beneficially owned by the reporting persons were cancelled pursuant to the Merger Agreement.

Pursuant to a series of internal transfers, the Shares described in this report were, immediately prior to their cancellation, held by Orion Arm Holding Co., LLC (“HoldCo”), a Delaware limited liability company and an indirect wholly-owned subsidiary of Lions Gate. By virtue of Lions Gate’s capacity as the ultimate parent of HoldCo, Lions Gate may be deemed to have beneficially owned the shares held by HoldCo.

Except for such internal transfers as described in the preceding paragraphs (including in connection with the dissolution of Leopard and the transfer from Leopard GP to Lions Gate), the cancellation of the Shares pursuant to the Merger Agreement was the only transaction by any of the Reporting Persons with respect to the Shares since November 4, 2016 (the date of the Reporting

Persons’ most recent Schedule 13D amendment with respect to the Issuer), inclusive of any transactions effected through 5:00 p.m., New York City time, on December 8, 2016.

Item 5(e) of the Schedule 13D is hereby amended to read as follows:

On December 7, 2016, Leopard and Leopard GP ceased to be the beneficial owners of more than 5% of the Issuer’s Series A Common Stock or the Issuer’s Series B Common Stock.

On December 8, 2016, Lions Gate ceased to be the beneficial owner of more than 5% of the Issuer’s Series A Common Stock or the Issuer’s Series B Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	December 9, 2016

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	General Counsel and Chief Strategic Officer

LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

LG LEOPARD CANADA LP, by its general partner LG LEOPARD GP CANADA INC.

By:	/s/ Wayne Levin
Name:	Wayne Levin
Title:	President, General Counsel and Secretary

[Signature Page to Schedule 13D]

Schedule A

Directors and Officers of Lions Gate Entertainment Corp., LG Leopard GP Canada Inc., and LG Leopard Canada LP

Set forth below is the name, primary business address, present occupation or employment and citizenship of each director and executive officer of Lions Gate Entertainment Corp. (“Lions Gate”) and LG Leopard GP Canada Inc. (“Leopard GP”). LG Leopard Canada LP (“Leopard”) was dissolved and ceased to exist as of December 7, 2016. None of the directors or executive officers named below beneficially owns any Series A Common Stock or Series B Common Stock, respectively, of Starz.

The business address of each executive officer of Lions Gate is 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The business address of each executive officer of Leopard GP is 77 King Street West, Suite 400, Toronto, Ontario, Canada M5K 0A1.

DIRECTORS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Michael Burns	Vice Chairman, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Gordon Crawford	Chairman of the Board of Trustees, U.S. Olympic Foundation and Paralympic Foundation; Life Trustee on the Board of Trustees, Southern California Public Radio
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Arthur Evrensel	Partner, Michael, Evrensel & Pawar LLP
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Jon Feltheimer	Chief Executive Officer, Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Emily Fine	Principal, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Michael T. Fries	President and Chief Executive Officer, Liberty Global
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Sir Lucian Grainge	Chairman and Chief Executive Officer, Universal Music Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Dr. John C. Malone	Chairman of the Board of Liberty Media Corporation, Liberty Interactive
c/o Lions Gate Entertainment Corp.	Corporation, Liberty TripAdvisor Holdings, Inc., Liberty Broadband
2700 Colorado Avenue	Corporation and Liberty Global plc
Santa Monica, California 90404

G. Scott Paterson	Media/Technology Venture Capitalist
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Mark H. Rachesky, M.D.	President and Founder, MHR Fund Management LLC
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Daryl Simm	Chairman and Chief Executive Officer, Omnicom Media Group
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Hardwick Simmons	Retired
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

David M. Zaslav	Chief Executive, Discovery Communications
c/o Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

Messrs. Burns, Crawford, Feltheimer, Fries, Malone, Rachesky, Simmons and Zaslav and Ms. Fine are U.S. citizens. Messrs. Evrensel, Paterson and Simm are Canadian citizens. Mr. Grainge is a U.K. citizen.

EXECUTIVE OFFICERS OF LIONS GATE ENTERTAINMENT CORP.

Name	Principal Occupation or Employment

Jon Feltheimer	Chief Executive Officer

Michael Burns	Vice Chairman

Steve Beeks	Co-Chief Operating Officer; President, Motion Picture Group

Brian Goldsmith	Co-Chief Operating Officer

Wayne Levin	General Counsel and Chief Strategic Officer

James W. Barge	Chief Financial Officer

Messrs. Feltheimer, Burns, Beeks, Goldsmith, Levin and Barge are U.S. citizens.

DIRECTORS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	Director; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Director; Chief Financial Officer, Lions Gate Entertainment Corp.

Allen Garson	Director; Partner, Dentons Canada LLP

EXECUTIVE OFFICERS OF LG LEOPARD GP CANADA INC.

Name	Principal Occupation or Employment

Wayne Levin	President, General Counsel and Secretary; General Counsel and Chief Strategic Officer, Lions Gate Entertainment Corp.

James W. Barge	Chief Financial Officer and Treasurer; Chief Financial Officer, Lions Gate Entertainment Corp.

B. James Gladstone	Executive Vice President; Executive Vice President, Business & Legal Affairs, Lions Gate Entertainment Corp.

Messrs. Levin, Barge, Friedman and Gladstone are U.S. citizens and Mr. Garson is a Canadian citizen.

DIRECTORS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A

EXECUTIVE OFFICERS OF LG LEOPARD CANADA LP

Name	Principal Occupation or Employment

N/A	N/A